FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2005

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: March 22, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Index for the 6-K filing

99.01

Press release: Lorus announces successful DSMB review and pharmacokinetic results from the ongoing Virulizin(R) phase III clinical trial

99.02

Press release: Lorus describes Virulizin(R)'s ability to induce a novel cytokine IL-17E to enhance antitumor activity

99.03

Press release: Lorus receives patent allowances to protect novel anticancer drug in phase II clinical trials, GTI-2040